9/13/2004

SEC 04019855 COMMISSION
49

cm 9/3

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SEC MAIL RECEIVED PROCESSING SECTION AUG 30 2004 WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53580

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Strategic Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, Suite 2030
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Justin Dalmolin 305-373-3326
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED SEP 20 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9-16

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Justin Dalmolin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Strategic Investments, LLC, as of June, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

AMY M. DEL CUETO
MY COMMISSION # DD 205984
EXPIRES: July 26, 2007
Bonded Thru Notary Public Underwriters

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL STRATEGIC INVESTMENTS, LLC
(A Wholly-Owned Subsidiary of Global Finance Management Corporation)

FINANCIAL STATEMENTS

JUNE 30, 2004

GLOBAL STRATEGIC INVESTMENTS, LLC
(A Wholly-Owned Subsidiary of
Global Finance Management Corporation)

CONTENTS:

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Global Strategic Investments, LLC
(A Wholly-Owned Subsidiary of
Global Finance Management Corporation)

We have audited the accompanying statement of financial condition of Global Strategic Investments, LLC (A Wholly-Owned Subsidiary of Global Finance Management Corporation) as of June 30, 2004, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Strategic Investments, LLC (A Wholly-Owned Subsidiary of Global Finance Management Corporation) as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
August 13, 2004

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

GLOBAL STRATEGIC INVESTMENTS, LLC
(A Wholly-Owned Subsidiary of
Global Finance Management Corporation)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004

ASSET

RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS	$ 1,167,872
PROPERTY AND EQUIPMENT, NET	71,980
OTHER ASSETS	
Other receivables	72,518
Investments carried on the equity method	221,276
Customer list	2,274,014
	$ 3,807,660

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 195,241
Accrued liabilities	192,842
Payable to broker-dealers and clearing organizations	149,453
Due to related parties	89,843
TOTAL LIABILITIES	627,379
COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	3,180,281
	$ 3,807,660

The accompanying notes are an integral part of these financial statements.

GLOBAL STRATEGIC INVESTMENTS, LLC
(A Wholly-Owned Subsidiary of
Global Finance Management Corporation)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2004

	2004
REVENUES	
Commissions	$ 3,812,433
Interest and dividends	77,030
TOTAL REVENUES	3,889,463
EXPENSES	
Commissions	2,249,927
Management fees, related party	1,033,841
Salaries	593,885
Clearing charges	239,585
Travel	158,607
Quotations and research	95,098
Professional fees	57,232
Insurance	19,795
Depreciation and amortization	17,847
Licenses and permits	6,348
Telephone	2,725
Other general and administrative	148,644
TOTAL EXPENSES	4,623,534
NET LOSS	$ (734,071)

The accompanying notes are an integral part of these financial statements.

GLOBAL STRATEGIC INVESTMENTS, LLC
(A Wholly-Owned Subsidiary of
Global Finance Management Corporation)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2004

MEMBER'S EQUITY AS OF JULY 1, 2003	$ 1,242,487
Capital contributions	2,690,000
Capital withdrawals	(18,135)
Net loss	(734,071)
MEMBER'S EQUITY AS OF JUNE 30, 2004	$ 3,180,281

The accompanying notes are an integral part of these financial statements.

GLOBAL STRATEGIC INVESTMENTS, LLC
(A Wholly-Owned Subsidiary of
Global Finance Management Corporation)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (734,071)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	17,847
Changes in operating assets and liabilities	
Receivables from broker-dealers and clearing organizations	37,960
Other assets	91,372
Accounts payable and accrued liabilities	24,910
Payable to broker-dealers and clearing organizations	149,453
TOTAL ADJUSTMENTS	321,542
NET CASH USED IN OPERATING ACTIVITIES	(412,529)
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital expenditures	(14,347)
Acquisition costs	(149,343)
NET CASH USED IN INVESTING ACTIVITIES	(163,690)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member distributions	(18,135)
Member contributions	440,000
Advances from related parties, net	38,282
NET CASH PROVIDED BY FINANCING ACTIVITIES	460,147
NET DECREASE IN CASH AND CASH EQUIVALENTS	(116,072)
CASH AND CASH EQUIVALENTS – BEGINNING	116,072
CASH AND CASH EQUIVALENTS – ENDING	$ -

The accompanying notes are an integral part of these financial statements.

GLOBAL STRATEGIC INVESTMENTS, LLC
(A Wholly-Owned Subsidiary of
Global Finance Management Corporation)

STATEMENT OF CASH FLOWS (CONTINUED)
FOR THE YEAR ENDED JUNE 30, 2004

INFORMATION WITH RESPECT TO ACQUISITIONS ACCOUNTED FOR UNDER THE PURCHASE METHOD OF ACCOUNTING:

Fair value of assets acquired:	
Intangible asset – Customer list	$ 2,274,014
Other assets acquired	626,575
Less fair value of Liabilities assumed	(405,299)
	$ 2,495,290
Purchase price:	
Acquisition costs	245,290
Fair value of investment securities	1,070,000
Notes Payable	1,180,000
	$ 2,495,290

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Liability to pay for acquired companies assumed by the Company's parent	$ 1,180,000
Investment securities contributed to the Company by its parent in order for the Company to pay for acquired companies	1,070,000
	$ 2,250,000

The accompanying notes are an integral part of these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Global Strategic Investments, LLC (the Company), a wholly owned subsidiary of Global Securities Holdings, LLC, is registered with the Securities and Exchange Commission (SEC) as a broker-dealer of various types of equity, debt, commodity, and mutual fund securities. The Company acts in an agency capacity, buying and selling these securities for its customers, primarily within Latin America, and charging a commission. The Company's membership in the National Association of Securities Dealers, Inc. (NASD) became effective June 6, 2002.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and the NASD. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Securities Transactions

Securities transactions, along with related commission income, clearing costs and commission expenses, are reported on a trade date basis.

Property and Equipment, Net

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of five and seven years.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is not subject to income taxes as the taxable income or loss is reportable on the tax return of its member.

Other Assets

The Company adopted the provision of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 142 requires that goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the assets might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. Based on its most recent analysis, the Company believes that no impairment of its Customer List intangible asset exist as of June 30, 2004. (See Note 2)

NOTE 2. ACQUISITIONS

On June 8, 2004, the Company acquired 50%, 49% and 51% of the outstanding common stock of First Capital Securities Corp. ("FCSC"), Capital Asesoria Internacional, S.A. de C.V. ("CAI") and Capital Asesoria Patrimonial, S.A. de C.V. ("CAP"), respectively. The combined purchase price for the three companies was $2,495,290 including approximately $245,000 of costs directly associated with the acquisition. The Company's parent financed the acquisitions by contributing shares of a related mutual fund valued at $1,070,000 to the Company and assuming the liability owed to the seller in the amount of $1,180,000. The liability bears interest at prime plus 1% and is payable in installments of $350,000, plus accrued interest, on December 5, 2004 and $830,000, plus accrued interest in June, 2005. The Company accounted for the purchase of the three entities in accordance with the purchase method of accounting. The investment in these companies is recorded under the equity method of accounting. The excess of the purchase price over the recorded amount of the net assets purchased and liabilities assumed, was assigned to a customer list intangible asset, which is not subject to amortization. The value assigned to the customer list was approximately $2,274,000. In accordance with the provisions of SFAS 142, the recorded amount of the customer list will be assessed for impairment on an annual basis.

NOTE 3. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at June 30, 2004:

Furniture and fixtures	$	13,500
Leasehold improvements		38,517
Office equipment		46,862
		98,879
Less accumulated depreciation and amortization		(26,899)
	$	71,980

Depreciation and amortization expense amounted to approximately $18,000 for the year ended June 30, 2004.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At June 30, 2004, the Company's "Net Capital" was $500,493 and the "Required Net Capital" was $100,000. At June 30, 2004, the Company's ratio of "Aggregate Indebtedness" to "Net Capital" was 1.25 to 1.

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by Pershing Investments LLC and Bear Stearns Securities Corp. At June 30, 2004, the receivables from brokers included in the accompanying statement of financial condition are due from these brokers.

NOTE 6. LEASE COMMITMENTS

The Company is obligated under non-cancelable operating leases for office facilities and equipment through the year 2009. The Company has secured the office lease with a stand-by letter of credit for $40,000. Although the Company is obligated for these non-cancelable leases, as a result of the management agreement entered into by the Company and the related party. (See Note 7), the related party incurred these expenses commencing June 2003.

NOTE 6. LEASE COMMITMENTS (CONTINUED)

Approximate future minimum payments under the non-cancelable operating leases and service contracts as of June 30, 2004 are as follows:

2005	$ 156,000
2006	161,000
2007	166,000
2008	171,000
2009	59,000
	$ 713,000

There was no rent expense recorded by the Company for the year ended June 30, 2004. (See NOTE 7)

NOTE 7. RELATED PARTY TRANSACTIONS

The Company receives management and administrative services, including the use of the Company's office facility and equipment, from an entity affiliated by virtue of common ownership. In this regard, the affiliate incurs significant operating expenses and provides facilities for the Company in consideration of a management fee. At June 30, 2004, the Company owed the management company $53,947. For the year ended June 30, 2004, the Company incurred approximately $1,034,000 of management fees. As of June 30, 2004, the Company also has a note payable due to this affiliate of $30,000. Principal and interest are due under the terms of the note on August 28, 2004. The note accrues interest at a rate of 5% per annum.

The Company also has a term note dated January 31, 2004, payable to the Parent in the amount of $64,000. The note accrues interest at a rate of 5% per annum and as of June 30, 2004 the outstanding balance on the note was $4,000 due July 31, 2004. As of June 30, 2004, the Company has accrued interest in the amount of $1,896 on these notes.

NOTE 8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

NOTE 8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities underwriting, trading and brokerage activities in which counterparties primarily include broker/dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 9. SUBSEQUENT EVENT

On July 28, 2004, the Company exercised an option to purchase an additional 10% of the shares of capital of FCSC and CAP and an additional 11% of CAI for $540,251. In order to finance the exercise of the option, the sole member contributed $325,000 on July 2004. In addition, on August 2, 2004, the Company contributed as additional capital, $24,453 and $215,606 to FCSC and to CAI respectively, in response to a capital call.

SUPPLEMENTAL INFORMATION

GLOBAL STRATEGIC INVESTMENTS, LLC
(A Wholly-Owned Subsidiary of
Global Finance Management Corporation)

COMPUTATION OF NET CAPITAL PER UNIFORM CAPITAL RULE
15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AND RECONCILIATION TO COMPANY'S CORRESPONDING
UNAUDITED FORM X-17A-5, PART IIA FILING
JUNE 30, 2004

CREDITS	
Member's equity	$ 3,180,281
TOTAL CREDITS	3,180,281
DEBITS	
Investments carried on the equity method	221,276
Customer list	2,274,014
Property and equipment, net	71,980
Other assets	72,518
Guarantee through a stand-by letter of credit	40,000
TOTAL DEBITS	2,679,788
NET CAPITAL	500,493
MINIMUM NET CAPITAL REQUIREMENT – GREATER OF $100,000 OR 62/3% OF AGGREGTE INDEBTEDNESS OF $627,379	100,000
EXCESS NET CAPITAL	$ 400,493
RATIO OF AGGREGATE INDEBTEDNESS	1.25 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 388,083
Payable to broker-dealers and clearing organizations	149,453
Due to related parties	89,843
TOTAL AGGREGATE INDEBTEDNESS	$ 627,379
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF JUNE 30, 2004	
Net capital as reported in Company's Part IIA (unaudited) Focus report	636,439
Net audit adjustments (primarily arising from additional accruals)	135,946
NET CAPITAL PER ABOVE	$ 500,493

See report of independent certified public accountants.

GLOBAL STRATEGIC INVESTMENTS, LLC
(A Wholly-Owned Subsidiary of
Global Finance Management Corporation)

STATEMENT OF EXEMPTION FROM THE COMPUTATION OF
RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15C3-3
JUNE 30, 2004

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements.

SUBORDINATED LIABILITIES

As of June 30, 2004 and during the year then ended the Company did not have any subordinated liabilities.

See report of independent certified public accountants.

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Global Strategic Investments, LLC
(A Wholly-Owned Subsidiary of
Global Finance Management Corporation)

In planning and performing our audit of the financial statements and supplementary information of Global Strategic Investments, LLC (A Wholly-Owned Subsidiary of Global Finance Management Corporation) for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices, and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
August 13, 2004